     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 6, 1996
                                                     Registration No. 333-______

                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D. C. 20549

                                  ------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933

                                  ------------

                                A+ NETWORK, INC.
             (Exact name of registrant as specified in its charter)

            TENNESSEE                                            62-1225322
   (State or other jurisdiction                               (I.R.S. Employer
of incorporation or organization)                            Identification No.)

      40 SOUTH PALAFOX STREET                    CHARLES A. EMLING III
PENSACOLA, FL 32501 (904) 438-1653              40 SOUTH PALAFOX STREET
 (Address, including zip code, and         PENSACOLA, FL 32501 (904) 438-1653
 telephone number, including area       (Name, address, including zip code, and
  code, of the registrant's prin-      telephone number, including area code, of
     cipal executive offices)                      agent for service)

                                   Copies to:
                           William Waller, Jr., Esq.
                         Waller Lansden Dortch & Davis
                             Nashville City Center
                          511 Union Street, Suite 2100
                        Nashville, Tennessee 37219-1760
                                 (615) 244-6380

           Approximate date of commencement of proposed sale to the public: As soon as practicable after the Effective Date of this Registration Statement.
           If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: [ ]
           If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [x]
           If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
           If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
           If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [ ]

                                  ------------

                        CALCULATION OF REGISTRATION FEE

===========================================================================================================
                                            Proposed maximum
Title of shares          Amount to be        offering price          Proposed maximum           Amount of
to be registered          registered            per share        aggregate offering price     registration
- -----------------------------------------------------------------------------------------------------------
Common Stock, par
  value, $.01 per share(1)   8,700               $14.00                 $121,800.00               $42.00
- -----------------------------------------------------------------------------------------------------------
Common Stock, par
  value, $.01 per share(1)   8,200               $12.00                 $ 98,400.00               $33.98
===========================================================================================================


- -----------------------------------------------------------------------------------------------------------
Common Stock, par
  value, $.01 per share(1)  62,600               $11.00               $  688,600.00             $  237.45
- -----------------------------------------------------------------------------------------------------------
Common Stock, par
  value, $.01 per share(1)  53,800               $10.00               $  538,000.00             $  185.52
- -----------------------------------------------------------------------------------------------------------
Common Stock, par
  value, $.01 per share(1)  52,125               $ 8.94               $  465,997.50             $  160.69
- -----------------------------------------------------------------------------------------------------------
Common Stock, par
  value, $.01 per share(1)  54,000               $ 8.00               $  432,000.00             $  148.97
- -----------------------------------------------------------------------------------------------------------
Common Stock, par
  value, $.01 per share(1)  19,000               $ 7.00               $  133,000.00             $   45.86
- -----------------------------------------------------------------------------------------------------------
Common Stock, par
  value, $.01 per share(1)   6,950               $ 6.23               $   43,298.50             $   14.93
- -----------------------------------------------------------------------------------------------------------
Common Stock, par
  value, $.01 per share(1)  34,000               $ 6.00               $  204,000.00             $   70.34
- -----------------------------------------------------------------------------------------------------------
Common Stock, par
  value, $.01 per share(2)  64,936               $20.38               $1,323,395.68             $  456.34
- -----------------------------------------------------------------------------------------------------------
TOTAL                      364,311 shares          --                       --                  $1,396.08
===========================================================================================================

(1) Based upon the exercise price specified in the options by which the securities are being offered.
(2) Estimated pursuant to Rule 457(c) solely for the purpose of calculating the registration fee on the basis of the average of the high and low prices of A+ Common Stock reported on the Nasdaq Stock Market's National Market on May 31, 1996.

       THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

                                A+ NETWORK, INC.
                CROSS REFERENCE SHEET FOR REGISTRATION STATEMENT
                                  ON FORM S-3

Items of Form S-3                                            Prospectus Caption or Location
- -----------------                                            ------------------------------
1.    Forepart of Registration
      Statement and Outside Front
      Cover Page of Prospectus  . . . . . . . . . . . .      Facing Page of Registration Statement; Outside Front Cover
                                                             of Prospectus.

2.    Inside Front and Outside Back
      Cover Pages of Prospectus   . . . . . . . . . . .      Inside Front Cover Page of Prospectus.

3.    Summary Information, Risk
      Factors and Ratio of Earnings
      to Fixed Charges  . . . . . . . . . . . . . . . .      The Company; Risk Factors.

4.    Use of Proceeds   . . . . . . . . . . . . . . . .      Use of Proceeds.

5.    Determination of Offering
      Price   . . . . . . . . . . . . . . . . . . . . .      Inapplicable.

6.    Dilution  . . . . . . . . . . . . . . . . . . . .      Inapplicable.

7.    Selling Security Holders  . . . . . . . . . . . .      Selling Shareholders.

8.    Plan of Distribution  . . . . . . . . . . . . . .      Plan of Offering; Selling Shareholders; Outside Front Cover
                                                             Page of Prospectus.

9.    Description of Securities to
      be Registered   . . . . . . . . . . . . . . . . .      Information Incorporated by Reference.

10.   Interests of Named Experts
      and Counsel   . . . . . . . . . . . . . . . . . .      Experts.


11.   Material Changes  . . . . . . . . . . . . . . . .      Inapplicable.

12.   Incorporation of Certain
      Information by Reference  . . . . . . . . . . . .      Information Incorporated by Reference.

13.   Disclosure of Commission
      Position on Indemnification
      for Securities Act
      Liabilities   . . . . . . . . . . . . . . . . . .      Inapplicable.


PROSPECTUS
                                 364,311 SHARES

                                A+ NETWORK, INC.

                                  COMMON STOCK
                            PAR VALUE $.01 PER SHARE

                 This Prospectus relates to the resale by Ray D. Russenberger ("Russenberger") of up to 315,203 shares of Common Stock, par value $.01 per share ("Common Stock"), of A+ Network, Inc. ("A+" or the "Company") issued to Russenberger without registration under the Securities Act of 1933, as amended (the "Securities Act"), in connection with the merger of Network Paging Corporation ("Network") into the Company (the "Merger"), a transaction not involving a public offering.

                 This Prospectus also relates to the resale by Daniel R. Hiller ("Hiller") of up to 49,108 shares of Common Stock which may be purchased by Hiller upon the exercise of options granted pursuant to a Non-Qualified Option Agreement dated November 15, 1995 (the "Options") between Hiller and the Company. The shares issuable upon the exercise of the Options have not been registered under the Securities Act for sale by the Company. Messrs. Russenberger and Hiller are collectively referred to herein as the "Selling Shareholders."

                 Up to 299,375 of the shares of Common Stock may be sold by Russenberger from time to time upon the exercise of options granted by Russenberger to certain employees and directors of Network in connection with the Merger and in consideration of their services to Network. All of such options are exercisable at any time or from time to time prior to October 18, 2005 at exercise prices ranging from $6.00 per share to $14.00 per share. No commissions or other remuneration is payable in connection with the exercise.

                 The (i) shares of Common Stock acquired by Hiller upon exercise of the Options and (ii) 15,828 shares of Common Stock held by Russenberger that are not subject to the options covering the 299,375 shares of Common Stock referenced above, may be offered by Hiller and Russenberger, respectively, from time to time in transactions on the Nasdaq Stock Market's National Market (the "Nasdaq National Market"), in negotiated transactions, through the writing of options on the shares, or a combination of such methods of sale, at prices related to prevailing market prices or at negotiated prices. The Selling Shareholders may effect such transactions by selling the shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Shareholders and/or the purchasers of the shares for which such broker-dealers may act as agent or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). The Selling Shareholders may also pledge such Common Stock as collateral for loans and the pledgees may sell the Common Stock in accordance with the terms of the pledge agreements. See "Plan of Offering."

                 None of the proceeds from the sale of the shares by the Selling Shareholders will be received by the Company. The Company has agreed to bear all expenses (other than fees and expenses of counsel and other advisers to the Selling Shareholders) in connection with the registration of the Common Stock being offered by the Selling Shareholders.

                 SEE "RISK FACTORS" BEGINNING ON PAGE 8 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF COMMON STOCK OFFERED HEREBY.

           THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY
               THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE
                COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY
                   OF THIS PROSPECTUS.  ANY REPRESENTATION TO
                      THE CONTRARY IS A CRIMINAL OFFENSE.

                                 June ___, 1996

                               TABLE OF CONTENTS

CAPTION                                                                                                               PAGE
- -------                                                                                                               ----
AVAILABLE INFORMATION . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   2

INFORMATION INCORPORATED BY REFERENCE . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   3

THE COMPANY . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   5

RISK FACTORS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   8

USE OF PROCEEDS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  13

PLAN OF OFFERING  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  13

SELLING SHAREHOLDERS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  15

EXPERTS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  16

LEGAL MATTERS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  16


                             AVAILABLE INFORMATION

                 The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and, in accordance therewith, files reports and other information with the Securities and Exchange Commission (the "Commission"). Proxy statements, reports and other information concerning the Company can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth St., N.W., Judiciary Plaza, Washington, D.C. 20549, and at the following regional offices of the
Commission: Northwestern Atrium Center, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661 and 7 World Trade Center, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

                 The Common Stock is traded on the Nasdaq National Market. Proxy statements, reports and other information concerning the Company can be inspected and copied at the National Association of Securities Dealers, Inc. offices located at 1735 K Street, N.W., Washington, D.C. 20006-1506.

                 This Prospectus does not contain all information set forth in the Registration Statement of which this Prospectus forms a part and exhibits thereto which the Company has filed with the Commission under the Securities Act and to which reference is hereby made.

                     INFORMATION INCORPORATED BY REFERENCE


                 THE COMPANY WILL PROVIDE WITHOUT CHARGE TO EACH PERSON TO WHOM A COPY OF THIS PROSPECTUS IS DELIVERED, INCLUDING ANY BENEFICIAL OWNER, UPON THE WRITTEN OR ORAL REQUEST OF SUCH PERSON, A COPY OF ANY OR ALL OF THE DOCUMENTS INCORPORATED BY REFERENCE HEREIN (OTHER THAN EXHIBITS TO SUCH DOCUMENTS, UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE INTO THE INFORMATION THAT THE PROSPECTUS INCORPORATES). REQUESTS SHOULD BE DIRECTED
TO:

                          A+ NETWORK, INC.
                          40 SOUTH PALAFOX STREET
                          PENSACOLA, FLORIDA 32501
                          TELEPHONE NUMBER (904) 438-1653
                          ATTN:   RANDY K. SCHULTZ
                                  CHIEF FINANCIAL OFFICER

                 The following documents filed with the Commission by the Company (File Number 0-22238) are incorporated by reference into this
Prospectus:

                          (1) Annual Report on Form 10-K for the year ended December 31, 1995;

                          (2) Quarterly Report on Form 10-Q for the quarter ended March 31, 1996;

                          (3)     Current Report on Form 8-K dated May 20,
                 1996;

                          (4) Proxy Statement for the Annual Meeting of Shareholders held on May 29, 1996;

                          (5) The description of the Common Stock contained in the Registration Statement on Form S-1 (File No. 33-65282), and as incorporated by reference in the Registration Statement on Form 8-A, filed on August 9, 1993, pursuant to Section 12 of the Exchange Act.

                 All documents filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offerings registered hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of the filing of such documents with the Commission.

                 Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes hereof to the extent that a statement contained herein (or in any other subsequently filed document which is also incorporated by reference herein) modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed to constitute a part hereof except as so modified or superseded.

                 NO DEALER, SALESMAN OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERINGS HEREIN CONTAINED AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE SELLING SHAREHOLDER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF ANY OFFER TO BUY, THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT ANY INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                                  THE COMPANY

         The Company is a leading provider of paging services, operating primarily in the southeastern United States. On October 24, 1995, the Company consummated the merger of Network Paging Corporation ("Network") into the Company (the "Merger"), resulting in an increase in the number of pagers in service from approximately 248,000 to approximately 495,000. At December 31, 1995, the Company had 529,450 pagers and voicemail units in service, serviced by a network of approximately 485 transmitters located in Alabama, Florida, Georgia, Louisiana, Mississippi, North Carolina, South Carolina, Tennessee and Texas. Through an interconnected network (the "USA Network") of approximately 120 independent local and regional paging companies (the "Network Affiliates") throughout the United States, the Company augments its paging services in areas where direct service through the Company's own transmission facilities is not available.

         Paging is a method of wireless communication which uses an assigned radio frequency to contact a paging subscriber within a designated service area. A subscriber carries a pager which receives messages by the broadcast of a one-way radio signal. To contact a subscriber, a message is usually sent by placing a telephone call to the subscriber's designated telephone number. The telephone call is received by an electronic paging switch which generates a signal that is sent to all radio transmitters in the subscriber's service area. Where the designated service area is regional or national in scope, transmitters in each of the specified localities transmit a simultaneous signal to the subscriber's pager. The transmitters broadcast a coded signal that is unique to the pager carried by the subscriber and alerts the subscriber through a tone or vibration that there is a voice, numeric, alphanumeric or other message. Depending upon the topography of the service area, the operating radius of a radio transmitter typically ranges from three to twenty miles. A subscriber's pager will only operate if it is within range of the subscribed-for transmitters and the signal is sufficiently clear for the pager to identify. When more than one paging company shares a common frequency, their transmitters or systems are typically linked to avoid simultaneous paging (interference) by different companies.

         The Company currently provides four basic types of paging services: numeric display, alphanumeric display, tone-only (all of which can be used in conjunction with voicemail services) and tone-plus-voice. A numeric display pager permits a caller to transmit to the subscriber a message that may consist of an area code and telephone number, an account number or other numerical information consisting of up to 12 digits. Alphanumeric display service allows subscribers to receive and store messages consisting of both numbers and letters. In the case of tone-only service, the subscriber's receiver, when activated, produces an audible "beep" sound or vibration, alerting the subscriber to call home, the office or some other predetermined location. With tone-plus-voice service, the pager emits a beeping sound plus a brief voice message. Numeric display paging, which was introduced around 1980, has in recent years grown faster than alphanumeric pagers, tone-only or tone-plus-voice, and a vast majority of the pagers currently in service are numeric display.

         The Company also offers paging subscribers voicemail messaging services. When a subscriber uses voicemail in conjunction with paging service and a recorded message is left by a caller, the paging subscriber is automatically notified through a page alert. Voicemail employs a sophisticated computer technology that enables the customer to receive digitally recorded voice messages 24 hours a day by accessing the voicemail system via any touch-tone telephone. Voicemail systems provide complete message privacy, allow for personalized message greetings and enable voice messages to be sent to a large group of people simultaneously.

         The Company markets its paging services and products through five channels: a direct sales force, Company retail outlets, independent retail outlets, resellers, and the Network Affiliates.

         Since December 31, 1995, the Company has entered into agreements to purchase three additional paging companies for an aggregate consideration of $11.6 million, payable in cash in the amount of $7.5 million and in shares of Company Common Stock having a value equal to $4.1 million.

         On May 16, 1996, Metrocall, Inc. ("Metrocall") and the Company entered into a definitive merger agreement, whereby the Company would merge into Metrocall in a two-step transaction. Metrocall will commence a tender offer to purchase approximately 2.1 million Company shares at $21.10 per share, which combined with the direct purchase of approximately 2.2 million shares from certain Company shareholders will result in Metrocall owning approximately 40% of the outstanding Company shares upon completion of the tender offer. At the time of the merger, each Company shareholder will receive shares of Metrocall common stock having a value of $21.10, subject to certain adjustments based on the future trading price of Metrocall common stock. Company shareholders will also receive variable common rights ("VCRs") designed to provide additional consideration to Company shareholders if Metrocall's stock trades below certain targets over the next year.

         The tender offer is expected to be completed in June 1996, and the subsequent merger is expected to be completed during the fourth quarter of 1996. The merger is subject to customary state and federal regulatory approvals and the respective shareholder approvals of Metrocall and the Company. Major shareholders from each of Metrocall and the Company have agreed to vote their shares for the merger. Two members of the Company's board of directors, Elliott H. Singer and Ray D. Russenberger, will join a newly constituted Metrocall board of directors upon the completion of the merger. Charles (Chuck) A. Emling III, President and CEO of the Company, will become the President of a newly-formed southeastern region.

         This transaction, the sixth acquisition announced by Metrocall this year, will make Metrocall the fourth largest paging company in the United States with pro forma units in service approaching 2.5 million. Metrocall expects to finance the tender offer and stock purchases through its existing cash on hand and borrowings under its bank credit facilities. The 11 7/8% senior subordinated debentures of the Company will be assumed by Metrocall upon the completion of the merger.

         Assuming completion of the A+ Network merger and other announced acquisitions, Metrocall will be the nation's fourth largest wireless messaging company, and would serve nearly 2.5 million subscribers.

         The Company was incorporated under the laws of Tennessee in 1985 as A+ Communications Inc. Simultaneous with the Merger, the name was changed to A+ Network, Inc. The Company maintains its principal executive offices at 40 South Palafox Street, Pensacola, Florida 32501 where its telephone number is
(904) 438-1653 and at 2416 Hillsboro Road, Nashville, Tennessee 37212 where its telephone number is (615) 385-4500.

                                  RISK FACTORS

         In addition to the other information in this Prospectus, prospective investors should carefully consider the following risk factors in connection with a purchase of the Common Stock offered hereby.

         RISKS OF SUBSTANTIAL LEVERAGE; NO ASSURANCE AS TO ABILITY TO SERVICE DEBT. The Company is highly leveraged. At December 31, 1995, the Company had total assets of $211.0 million, stockholders' equity of $69.5 million and long-term debt of $124.1 million. Additionally, the Company has established the New Credit Facility of $25.0 million. Until it has achieved a substantial improvement in its results of operations or completed a significant acquisition of one or more other paging providers on favorable terms, the Company does not anticipate being able to borrow under the New Credit Facility. The ability of the Company to repay its indebtedness will depend upon future operating performance, which is subject to the success of the Company's business strategy, prevailing economic conditions, regulatory matters, levels of interest rates and financial, business and other factors, many of which are beyond the Company's control. The debt service obligations of the Company could have important consequences, including the following: (i) the ability of the Company to obtain additional financing for future working capital needs or for possible future acquisitions or other purposes may be limited; (ii) a substantial portion of the Company's cash flow from operations will be dedicated to the payment of principal and interest on its indebtedness, thereby reducing funds available for other purposes; (iii) the Company may be more vulnerable to adverse economic conditions than some of its competitors and thus may be limited in its ability to withstand competitive pressures; and (iv) the Company may be more highly leveraged than certain of its competitors, which may place it at a competitive disadvantage.

         Since 1992, the Company's earnings have been inadequate to cover its fixed charges, and the Company's EBITDA has been inadequate to meet its interest payments and capital expenditures. For the years ended December 31, 1993, 1994 and 1995, the earnings shortfall was $1.3 million, $4.1 million and $13.8 million, respectively. For the years ended December 31, 1993, 1994 and 1995, the Company's EBITDA has been inadequate to meet its interest expense and capital expenditures by $4.4 million, $15.8 million and $12.0 million, respectively. Management believes that the Company will have sufficient capital to carry on its business and will be able to pay its debts as they mature. However, there can be no assurance that future cash flows of the Company will be sufficient to meet all of the Company's obligations and commitments. If the Company is unable to generate sufficient cash flows from operations in the future to pay interest on the Notes or to satisfy any other debt service requirements, or to pay its debts as they mature and meet its other commitments, the Company could be required to pursue one or more alternatives, such as attempting to arrange a refinancing or restructuring of its indebtedness, selling material assets or operations or seeking to obtain additional debt or equity financing. There can be no assurance that any of these actions could be effected on satisfactory terms, that they would enable the Company to continue to satisfy its capital requirements or that they would be permitted by the terms of applicable debt agreements. In addition, if the Company were to encounter difficulty in covering its fixed charges, it would have to consider reductions in its operations and deferrals of planned capital expenditures and any potential acquisitions.

         HISTORY OF LOSSES. The Company has experienced operating and net losses each year since 1992. Such operating losses totaled $1.6 million in 1992, $463,000 in 1993, $3.5 million in 1994 and $10.1 million in 1995. Such net losses totaled $1.8 million in 1992, $1.5 million in 1993, $4.1 million in 1994 and $14.5 million in 1995. In addition, Network had an operating loss of $238,000 in 1995 and had net losses of $260,000 in 1995. At December 31, 1995, the Company had an accumulated deficit of $21.2 million. After giving effect to the Merger and the sale of the Notes as if each had occurred on January 1, 1994, the Company would have incurred operating and net losses on a pro forma basis of $11.2 million and $26.4 million, respectively, for the year ended December 31, 1994 and $12.4 million and $26.4 million, respectively, for the year ended December 31, 1995. Such historical and pro forma losses of the Company have resulted principally from (i) substantial depreciation and amortization expense, primarily related to pagers and equipment, and amortization of intangibles; (ii) selling expense associated with the rapid expansion of the Company's subscriber base; (iii) operating expense associated with the rapid growth of the Company's transmission networks and subscriber base; and (iv) general and administrative expense associated with the development of the Company's infrastructure to support its historical and anticipated rapid growth in subscribers. Network's net loss in 1994 resulted primarily from the income tax effect of converting from an S corporation to a C corporation. There can be no assurance that the Company will be profitable.

         CHALLENGES OF BUSINESS INTEGRATION. The full benefits of a business combination of the Company and Network will require the integration of each company's administrative, finance, sales and marketing organizations, the coordination of each company's sales efforts and the implementation of appropriate operational, financial and management systems and controls. This will require substantial attention from the senior management teams of the Company and Network, which have limited experience integrating the operations of companies of the size of the Company and Network and whose members have not worked together previously as one team. The diversion of management attention, as well as any other difficulties which may be encountered in the transition and integration process, could have an adverse impact on the revenues and operating results of the Company. In addition, if the contemplated organizational changes are not properly managed, there could be an adverse effect on the Company's results of operations. There can be no assurance that the Company will be able to integrate the operations of the Company and Network successfully.

         RISKS ASSOCIATED WITH GROWTH AND ACQUISITION STRATEGY. The Company believes that the paging industry has experienced and will continue to experience consolidation due to competitive factors that favor larger, multi-market paging companies. The management of the Company intends to implement various strategies in order to expand the Company and capitalize on its strengths, including the acquisition of additional paging businesses or assets and the internal growth of the Company's paging business. The Company will be continuously engaged in seeking possible acquisition candidates.

         The process of acquiring and integrating paging businesses or assets may involve unforeseen difficulties and may require a disproportionate amount of time and attention of the Company's management as well as the financial and other resources of the Company. No assurance can be given that suitable acquisitions can be identified, financed and completed on acceptable terms, or that the Company's future acquisitions, if any, will be successful.

         Implementation of the Company's growth strategies will be subject to numerous other contingencies beyond the control of the management of the Company. These contingencies will include general and regional economic conditions, interest rates, competition for acquisition candidates, changes in regulation or technology and the ability to attract and retain skilled employees. Accordingly, no assurance can be given that any of these strategies will prove effective or that the goals of the Company will be achieved.

         In addition, the Company's business strategy will require the availability of substantial funds to finance the continued development and further expansion of its operations, including possible acquisitions. The amount of funds required will depend on a number of factors, including subscriber growth, technological developments, marketing and sales expenses, competitive conditions and acquisition strategy. There can be no assurance that such funds will be available to the Company on acceptable terms, if at all.

         POTENTIAL ADVERSE EFFECTS OF LOSS OF NETWORK AFFILIATES. The Company is dependent on the Network Affiliates as a source of revenue and for the use of their transmission facilities for providing nationwide and certain regional coverage for paging subscribers, resellers and the Network Affiliates. From time to time, Network Affiliates have been acquired by third parties. The Company must compete with other paging companies to attract and retain Network Affiliates. A number of the Network Affiliates are not parties to written agreements requiring such Network Affiliates to participate in the USA Network. Moreover, those Network Affiliates who have entered into such written agreements are not required to update or improve their paging systems in response to technological improvements or changes in government regulations. There can be no assurance that the Company will be able to maintain or increase the size of the USA Network or that the Network Affiliates will effectively respond to technological changes or other competitive pressures. In the event one or more Network Affiliates were to be acquired by a competitor, leave the USA Network, lose their transmission capabilities, or fail to make capital expenditures or take other actions required for the USA Network to remain competitive in the industry, or if Network Affiliates were to deactivate their subscribers from the USA Network, the USA Network, and therefore the Company, could be adversely affected.

         COMPETITION. The Company faces competition from one or more competitors in all the locations in which it operates (i) for the provision of services and products; (ii) in finding suitable acquisition candidates; and
(iii) in attracting and retaining Network Affiliates and resellers. Many of the Company's competitors, which include local, regional and national paging companies and certain regional telephone companies, possess significantly greater financial, technical and other resources than the Company. The Company believes that competition for paging subscribers is based on price, geographic coverage and quality of service. Certain of the Company's competitors use a low-price discount strategy to expand their market share and if any of such companies were to focus their marketing efforts on the Company's regional or product niches, the Company's results of operations could be adversely affected. In recent years, the subscription rates that the Company and its competitors have been able to charge their customers have decreased primarily as a result of lower costs and greater competition in the industry. The Company believes that significant price-based competition will continue to exist in each of the Company's markets for the foreseeable future. Any significant decrease in the prices that the Company can charge for its products and services could adversely affect the Company's results of operations. Further, in recent years there has been a trend in the paging and wireless communications industries towards increasing consolidation which has led to competition from increasingly larger and better capitalized competitors. There can be no assurance that the Company will be competitive with larger paging companies in the future or that the Company will maintain its size relative to its competitors.

         TECHNOLOGICAL CHANGE. The telecommunications industry is characterized by rapid technological changes. Future technological advances in the telecommunications industry could lead to the introduction of new products or services that compete with the paging services that will be provided by the Company. In addition, technological changes could lower the cost of competitive products and services (such as cellular telephone service) to the extent that the Company's products and services become noncompetitive or the Company is required to further reduce the price of its paging services.

         Several wireless two-way communication technologies, including cellular telephone service, specialized mobile radio, low-speed data networks and mobile satellite services, are currently in use or under development. Although these technologies are currently more expensive than paging services or are not commercially available, future implementation and technological improvements could result in increased competition for the Company. Some of these service providers are combining paging services with two-way voice service in a single handset. Large manufacturers dominate technological development in the wireless communications industry, and changes in their methods of distributing one-way wireless messaging products could reduce the Company's access to technology and harm its growth prospects. There can be no assurance that the Company will not be adversely affected by such technological change.

         SUBSCRIBER TURNOVER. The results of operations of wireless messaging service providers can be significantly affected by subscriber cancellations. The sales and marketing costs associated with attracting new subscribers are substantial relative to the costs of providing service to existing customers. Because the paging business is characterized by high fixed costs, disconnections directly and adversely affect operating cash flow. The Company's experience indicates that subscriber turnover in the retail consumer distribution channel is generally higher than other distribution channels. A disproportionate growth in this distribution channel may increase the Company's overall subscriber turnover rate. An increase in its subscriber cancellation rate, whether resulting from the Merger or otherwise, may adversely affect the Company's results of operations.

         GOVERNMENT REGULATION. The paging operations of the Company are subject to regulation by the Federal Communications Commission ("FCC") under the Communications Act of 1934 (the "Communications Act") and various state regulatory agencies. The Communications Act was amended in 1993 so as to materially change the regulation of the paging industry. On March 8, 1996, the FCC initiated a major rulemaking proceeding to implement these changes.
Certain of the proposed rules, including the instituting of a "competitive bidding" or auction process for the allocation of broadcasting spectrum, could materially increase the cost of expanding the Company's networks and otherwise make such expansion more difficult. Recent legislation and regulatory actions are also aimed at encouraging technological advances, such as Personal Communications Services which are expected to provide two-way wireless communication services in competition with existing mobile services such as paging.

         The Company cannot predict the outcome or effect of pending or future regulatory changes, but there is no assurance that such changes will not have a material adverse effect on the Company's results of operations.

                                USE OF PROCEEDS

         The Company will not receive any proceeds from the sale of shares of the Common Stock by the Selling Shareholder.


                                PLAN OF OFFERING

         This Prospectus may be used by Russenberger in connection with the resale of up to 299,375 shares of the Common Stock upon the exercise of options granted by Russenberger to certain employees and directors of Network in connection with the Merger and in consideration of their services to Network. All of such options are exercisable at any time or from time to time prior to October 18, 2005 at exercise prices ranging $6.00 per share to $14.00 per share. No commissions or other remuneration is payable in connection with the exercise.

         This Prospectus may also be used (i) by Hiller in connection with the resale of up to 49,108 shares of the Common Stock which may be acquired by Hiller upon his exercise of the Options granted to him by the Company and (ii) by Russenberger in connection with the resale of up to 15,828 shares of Common Stock that are not subject to the options covering the 299,375 shares of Common Stock referenced above. The sale of the shares by Hiller and Russenberger, respectively, may be effected from time to time in transactions on the Nasdaq National Market, in negotiated transactions, through the writing of options on the shares, or through a combination of such methods of sale, at prices related to market prices prevailing at the time of sale or at negotiated prices. The Selling Shareholders may effect such transactions by selling the shares to or through broker- dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Shareholders and/or the purchasers of the shares for which such broker-dealers may act as agent or to whom they sell as principal, or both (which compensation as to a particular broker-dealer may be in excess of customary commissions). The Selling Shareholders may also pledge such Common Stock as collateral for loans and the pledgees may sell the Common Stock in accordance with the terms of the pledge agreements.

         The Selling Shareholders and any broker-dealer who acts in connection with the sale of the shares hereunder may be deemed to be an "underwriter" within the meaning of Section 2(11) of the Securities Act, and any commissions received by them and profit on any resale of the shares as principal may be deemed to be underwriting discounts and commissions under the Securities Act.

                              SELLING SHAREHOLDERS

         The following table sets forth information regarding the Common Stock owned as of June 5, 1996, by the Selling Shareholders. The shares of the Common Stock were issued without registration under the Securities Act.


                               Beneficial Ownership                                  Beneficial Ownership
                                 Prior to Offering                                      After Offering
                             ------------------------                              -----------------------
                                                                 Number of
                               Number of                       Shares Being         Number of
Name of Shareholder             Shares        Percent              Sold               Shares       Percent
- -------------------          ------------     -------          ------------        ------------    -------
Ray D. Russenberger(1)       3,010,833(2)      29.3%(2)           315,203          2,695,630(2)     26.3%(2)
Daniel R. Hiller(3)             49,108           *                 49,108               -0-           *


- --------------------
     (1) Mr. Russenberger has sole voting and investment power with respect to all shares of Common Stock shown to be beneficially owned by him.

     (2) The Company has also registered 2,660,130 of the shares of Common Stock held by Mr. Russenberger, or 29.3% of the outstanding shares, for resale from time to time on the Nasdaq National Market or in certain other transactions. The 315,203 shares of Common Stock covered by this Prospectus were not registered under that Registration Statement.

     (3) Represents shares of Common Stock issuable to Mr. Hiller upon exercise of outstanding stock options.

     *       Less than 1%.

                                    EXPERTS

     The consolidated financial statements and the related financial statement schedule incorporated in this prospectus by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 1995, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.


                                 LEGAL MATTERS

     Certain legal matters in connection with the securities offered hereby have been passed upon by Waller Lansden Dortch & Davis, Nashville City Center, 511 Union Street, Suite 2100, Nashville, Tennessee 37219-1760, counsel to the Company.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14.   OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         Expenses to be incurred in connection with this Registration Statement are as follows:

         Registration fee to the Securities
              and Exchange Commission                                     $ 1,396.08
         Accounting fees and expenses                                   *   5,000.00
         Legal fees and expenses                                        *   5,000.00
         Miscellaneous expenses                                         *   1,000.00
                                                                          ----------

         Total                                                          * $12,396.08
                                                                          ==========

         --------------------
         * Estimated

         The registrant has agreed to bear all expenses (other than fees and expenses of counsel and other advisors to the Selling Shareholder) in connection with the registration and sale of the shares being offered by the Selling Shareholder.


ITEM 15.   INDEMNIFICATION OF DIRECTORS AND OFFICERS.

(1)      Article 12 of the Registrant's Charter provides as follows:

         "(a)    The Corporation shall indemnify, and upon request shall
advance expenses to, in the manner and to the full extent permitted by law, any officer or director (or the estate of any such person) who was or is a party to, or is threatened to be made a party to, any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, investigative or otherwise, by reason of the fact that such person is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director, officer, partner, trustee or employee of another corporation, partnership, joint venture, trust or other enterprise (an "indemnitee"). The Corporation may, to the full extent permitted by law, purchase and maintain insurance on behalf of any such person against any liability which may be asserted against him or her. To the full extent permitted by law, the indemnification and advances provided for herein shall include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement. The indemnification provided herein shall not be deemed to limit the right of the Corporation to indemnify any other person for any such expenses (including attorneys' fees), judgments, fines and amounts paid in settlement to the full extent permitted by law, both as to action in his official capacity and as to action in another capacity while holding such office. Notwithstanding the foregoing, the Corporation shall not indemnify any such indemnitee (1) in any proceeding by the Corporation against such indemnitee; or (2) if a judgment or other final adjudication adverse to the indemnitee establishes to the Corporation or its stockholders, (i) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, or (ii) unlawful distributions under Section 48-18-304 of the Act.

         (b) The rights to indemnification and advancement of expenses set forth in paragraph 12(a) above are intended to be greater than those which are otherwise provided for in the Act, are contractual between the Corporation and the person being indemnified, his heirs, executors and administrators, and, with respect to paragraph 12(a), are mandatory, notwithstanding a person's failure to meet the standard of conduct required for permissive indemnification under the Act, as amended from time to time. The rights to indemnification and advancement of expenses set forth in paragraph 12(a) above are nonexclusive of other similar rights which may be granted by law, this Charter, the Bylaws, a resolution of the Board of Directors or stockholders of the Corporation, or an agreement with the Corporation, which means of indemnification and advancement of expenses are hereby specifically authorized.

         (c) Any repeal or modification of the provisions of this Article 12, either directly or by the adoption of an inconsistent provision of this Charter, shall not adversely affect any right or protection set forth herein existing in favor of a particular individual at the time of such repeal or modification. In addition, if an amendment to the Act limits or restricts in any way the indemnification rights permitted by law as of the date hereof, such amendment shall apply only to the extent mandated by law and only to activities of persons subject to indemnification under this Article 12 that occur subsequent to the effective date of such amendment."

(2) In addition to the foregoing provisions of the Charter of the Registrant, directors, officers, employees and agents of the Registrant may be indemnified by the Registrant pursuant to the provisions of Section 48-18-501 et seq. of the Tennessee Code Annotated.

ITEM 16.   EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.
         (a)     Exhibits

         EXHIBIT
         NUMBER                             DESCRIPTION OF EXHIBITS
         ------                             -----------------------
         2.1     --   Agreement and Plan of Merger, dated as of June 4, 1995, among the
                      Registrant, Network Paging Corporation, Ray D. Russenberger and
                      Charles A. Emling III(1)

         2.2     --   Agreement and Plan of Merger dated as of May 16, 1996, between
                      Metrocall, Inc. and A+ Network, Inc.(3)

         2.3     --   Shareholders' Option and Sale Agreement dated as of May 16, 1996, between
                      Metrocall, Inc. and certain shareholders of A+ Network, Inc. listed therein(3)

         2.4     --   Non-Qualified Option Agreement dated November 15, 1995.

         4.1     --   Article 6 of the Amended and Restated Charter of the Registrant(2)

         4.2     --   Rights Agreement, dated February 16, 1995, between Registrant and First
                      Union National Bank of North Carolina(2)

         5.1     --   Opinion of Waller Lansden Dortch & Davis as to legality of securities

        23.1     --   Consent of Deloitte & Touche LLP

        23.2     --   Consent of Waller Lansden Dortch & Davis (included in Exhibit 5.1)

        24.1     --   Power of Attorney (included on page II-6)

- -----------------

         (1) Incorporated by reference to exhibits filed with the Registrant's Registration Statement on Form S-1, Registration No. 33-95208.
         (2) Incorporated by reference to Registrant's Current Report on Form 8-K, dated February 16, 1995.
         (3) Incorporated by reference to Registrant's Current Report on Form 8-K, dated May 20, 1996.

ITEM 17.   UNDERTAKINGS.

         A.      The undersigned registrant hereby undertakes:

                 (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

                          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

         Provided, however, that paragraphs 1(i) and 1(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or
Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

                 (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                 (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         B. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to
Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         C. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Nashville, State of Tennessee, on June 5, 1996.

                                        A+ NETWORK, INC.


                                        By: /s/ Charles A. Emling III
                                           -------------------------------------
                                           Charles A. Emling III
                                           President, Chief Executive Officer
                                           and Director

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the date indicated.

     Each person whose signature appears below constitutes and appoints Charles
A. Emling III and Randy K. Schultz, and each of them, as his attorney-in-fact, for him and in his name and stead, in any and all capacities, to execute any amendment (including post-effective amendments) to this registration statement making such changes in this registration statement as such person deems appropriate, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission granting unto said attorneys-in-fact full power and authority to do every act necessary to be done in connection therewith as fully as he might or could do in person, and hereby ratifying and confirming all that said attorneys-in-fact, or either of them, may lawfully do by virtue hereof.


                 Name                                       Title                                            Date
                 ----                                       -----                                            ----
         /s/ Charles A. Emling III                 President, Chief Executive                            June 5, 1996
- -------------------------------------------        Officer and Director
           Charles A. Emling III                   (principal executive officer)



            /s/ Randy K. Schultz                   Vice President and Chief                              June 5, 1996
- -------------------------------------------        Financial Officer (principal
               Randy K. Schultz                    financial officer and principal
                                                   accounting officer)


        /s/ Brownlee O. Currey, Jr.                Director                                              June 5, 1996
- -------------------------------------------
          Brownlee O. Currey, Jr.



                                                   Director                                              __________, 1996
- -------------------------------------------
               Bruce R. Evans



            /s/ Kevin P. Reilly                    Director                                              June 5, 1996
- --------------------------------------------
               Kevin P. Reilly



          /s/ Prentice I. Robinson                 Director                                              June 5, 1996
- -------------------------------------------
            Prentice I. Robinson



          /s/ Ray D. Russenberger                  Director                                             June 5, 1996
- -------------------------------------------
            Ray D. Russenberger



         /s/ Irby C. Simpkins, Jr.                 Director                                              June 5, 1996
- -------------------------------------------
           Irby C. Simpkins, Jr.



          /s/ Elliott H. Singer                    Director                                              June 5, 1996
- -------------------------------------------
             Elliott H. Singer



           /s/ Neil J. Weisman                     Director                                              June 5, 1996
- -------------------------------------------
              Neil J. Weisman



                                                   Director                                              __________, 1996
- -------------------------------------------
              Harvey N. Weiss

                                 EXHIBIT INDEX


Exhibit Number                      Description of Exhibit
- --------------                      ----------------------
         2.1     --       Agreement and Plan of Merger, dated as
                          of June 4, 1995, among the Registrant,
                          Network Paging Corporation, Ray D.
                          Russenberger and Charles A. Emling III(1)

         2.2     --       Agreement and Plan of Merger dated as of
                          May 16, 1996, between Metrocall, Inc. and
                          A+ Network, Inc.(3)

         2.3     --       Shareholders' Option and Sale Agreement
                          dated as of May 16, 1996, between
                          Metrocall, Inc. and certain shareholders
                          of A+ Network, Inc. listed therein(3)

         2.4     --       Non-Qualified Option Agreement dated
                          November 15, 1995.

         4.1     --       Article 6 of the Amended and Restated
                          Charter of the Registrant(2)

         4.2     --       Rights Agreement, dated February 16,
                          1995, between Registrant and First
                          Union National Bank of North
                          Carolina(2)

         5.1     --       Opinion of Waller Lansden Dortch &
                          Davis as to legality of securities

         23.1    --       Consent of Deloitte & Touche LLP

         23.2    --       Consent of Waller Lansden Dortch &
                          Davis (included in Exhibit 5.1)

         24.1    --       Power of Attorney (included on page II-6)

_________________

         (1) Incorporated by reference to exhibits filed with the Registrant's Registration Statement on Form S-1, Registration No. 33-95208.
         (2) Incorporated by reference to Registrant's Current Report on Form 8-K, dated February 16, 1995.
         (3) Incorporated by reference to Registrant's Current Report on Form 8-K, dated May 20, 1996.